UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 3

Under the Securities Exchange Act of 1934

Color Star Technology Co., Ltd.

(Name of Issuer)

Ordinary Shares, $.001 par value

(Title of Class of Securities)

G2287A100

(CUSIP Number)

Aung Tun

No. 29, 15, Chinatown District,

Yangon, Myanmar

Causeway Bay, Hong Kong

People’s Republic of China

Telephone: 825-54438010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Hunter Taubman Fischer & Li LLC

800 Third Avenue, Suite 2800

New York, NY 10023 Attention: Joan Wu

Telephone: +1 (212) 530-2210

August 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Hou Sing International Business Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,825,395
	8	SHARED VOTING POWER: 3,825,395
	9	SOLE DISPOSITIVE POWER: 3,825,395
	10	SHARED DISPOSITIVE POWER: 3,825,395
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.26% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

* Percentage is calculated based on 28,848,822 ordinary shares outstanding as of July 23, 2020 as disclosed in the Issuer’s Form F-3/A filed on July 24, 2020.

1	NAMES OF REPORTING PERSONS: Aung Tun (1) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Myanmar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,825,395
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,825,395
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.26% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Since Mr. Aung Tun is the sole shareholder and director of Hou Sing International Business Limited (“Hou Sing”), he is deemed as the beneficial owner of the shares owned by Hou Sing.
(2)	Percentage is calculated based on 28,848,822 ordinary shares outstanding as of July 23, 2020 as disclosed in the Issuer’s Form F-3/A filed on July 24, 2020.

EXPLANATORY NOTE

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on May 4, 2018, as amended (the “Original 13D”). The Amendment of the Original 13D, as amended, is being filed to include the information set forth herein. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original 13D, as amended. Capitalized terms used but not otherwise defined in this Amendment shall have the same meanings ascribed to them in the Original 13D, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment amends and restates Item 3 of the Original 13D, as amended in its entirety as set forth below:

On July 2, 2018, Hou Sing acquired 2,480,000 shares of restricted common stock of the Issuer pursuant to certain securities purchase agreement by and among Mr. Xianfu Han, Mr. Weili He and Hou Sing dated May 16, 2018 in consideration for Hou Sing’s forgiveness of debt of $5,900,000 owed by Mr. Xianfu Han and Mr. Weili He.

On January 15, 2020, Hou Sing entered into certain debt assignment agreements with Ms. Na Wang and Ms. Wei Zhang, employees of the Issuer who previously loaned money to Beijing Xin Ao Concrete Group Co., Ltd. (“Beijing Xin Ao”), the Issuer’s variable interest entity, in the aggregate amount of RMB29,429,627 (approximately $4,264,422) (the “Debt”) and delivered the full payment to the two employees. On January 15, 2020, the board of directors of the Issuer approved the conversion of the Debt. On March 6, 2020, Hou Sing acquired 2,769,105 restricted ordinary shares of the Company from the conversion of the Debt.

On January 23, 2020, the Issuer entered into certain securities purchase agreement with Hou Sing pursuant to which the Issuer agreed to sell an aggregate of 2,000,000 restricted ordinary shares to Hou Sing at a per share purchase price of $1.00. On March 12, 2020, the transaction contemplated by the securities purchase agreement consummated after all closing conditions were met and the Issuer issued the Shares to Hou Sing.

On April 1, 2020, the Issuer issued 276,290 restricted ordinary shares to Hou Sing in consideration for Hou Sing’s forgiveness of debt of $389,570 owed by the Issuer.

On August 11, 2020, Hou Sing sold 700,000 restricted ordinary shares to Guiying Yang pursuant to certain share purchase agreement by and between Hou Sing and Guiying Yang dated July 23, 2020, in exchange for consideration of $1,190,000.

On August 11, 2020, Hou Sing transferred 3,000,000 restricted ordinary shares to Jie Yang pursuant to certain share purchase agreement by and between Hou Sing and Mr. Jie Yang dated July 23, 2020, in consideration for Yang Jie’s forgiveness of debt of $6,000,000 owed by Hou Sing.

Item 4.	Purpose of Transaction.

Item 4 of the Original 13D, as amended, is hereby amended and restated as follows:

The Reporting Persons acquired the shares for investment purposes in the belief that the shares represent an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Representatives of the Reporting Persons may have discussions from time to time with the Issuer, other shareholders and third parties relating to the Issuer, strategic alternatives that may be available to the Issuer and the Issuer’s business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D of the Act. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, the availability of potential business combination and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Person’s economic exposure with respect to their investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D of the Act.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original 13D, as amended, is hereby amended and restated as follows:

(a)-(b)	The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the ordinary shares of the Issuer were effected during the past sixty (60) days by the Reporting Persons.

(d)	None

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original 13D, as amended is hereby amended and restated as follows:

Except the Voting Agreement by and among Mr. Xianfu Han, Mr. Weili He and Hou Sing dated May 16, 2018, the securities purchase agreement between Hou Sing and the Issuer dated January 23, 2020, and the debt conversion agreement between Hou Sing and the Issuer dated January 15, 2020, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies .

Item 7.	Material to be Filed as Exhibits.

99.1	Share Purchase Agreement, dated July 23, 2020, by and between Hou Sing International Business Limited and Jie Yang
99.2	Share Purchase Agreement, dated July 23, 2020, by and between Hou Sing International Business Limited and Guiying Yang
99.3	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: August 21, 2020

Hou Sing International Business Limited

By:	/s/ Aung Tun
Name:	Aung Tun
Title:	Director

Aung Tun

By:	/s/ Aung Tun